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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ____________
                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               (AMENDMENT NO.1)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                              (Name of the Issuer)
                                  ____________
                            PUGET SOUND ENERGY, INC.
                       (Name of Person Filing Statement)

ADJUSTABLE RATE CUMULATIVE PREFERRED STOCK, SERIES B ($25 PAR VALUE), CUSIP NO.
                                  745332 78 3
         4.70% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 20 5
         4.84% PREFERRED STOCK ($100 PAR VALUE), CUSIP NO. 745332 30 4
                (Title and CUSIP Number of Class of Securities)
                                  ____________

                                DONALD E. GAINES
                                   TREASURER
                            PUGET SOUND ENERGY, INC.
                            411 - 108TH AVENUE N.E.
                        BELLEVUE, WASHINGTON  98004-5515
                                 (425) 454-6363
      (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)
                                  ____________

                                   COPIES TO:
                                   ANDREW BOR
                                  PERKINS COIE
                         1201 THIRD AVENUE, 40TH FLOOR
                         SEATTLE, WASHINGTON 98101-3099
                                 (206) 583-8888
                                  ____________

This Statement is filed in connection with:
  a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
  b. [_] The filing of a registration statement under the Securities Act of 1933.
  c. [X]  A tender offer.
  d. [_]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]
                                  ____________

                           CALCULATION OF FILING FEE

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        Transaction Valuation(1)                         Amount of Filing Fee
--------------------------------------------------------------------------------
             $ 45,323,015                                     $ 9,065
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(1) Determined in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder. This Transaction Valuation assumes, solely for purposes of calculating the Filing Fee for this Schedule 13E-3, that the issuer purchases all outstanding shares of its
    (a) Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) ("Adjustable Rate Preferred") at $25.625 per share, net to the seller in cash, (b) 4.70% Preferred Stock ($100 par value) ("4.70% Preferred") at $89.32 per share, net to the seller in cash, and (c) 4.84% Preferred Stock ($100 par value) ("4.84% Preferred") at $91.51 per share, net to the seller in cash. As of the date hereof, 1,401,500 shares of Adjustable Rate Preferred, 56,215 shares of 4.70% Preferred and 47,956 shares of 4.84% Preferred are issued and outstanding.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $9,065            Filing party: Puget Sound Energy, Inc.
Form or registration no.: Schedule 13E-4  Date filed:  July 11, 1997
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     This Amendment No.1 (this "Amendment") to the Rule 13e-3 Transaction Statement originally filed by Puget Sound Energy, Inc. ("PSE"), a Washington corporation, on July 11, 1997 (the "Original Statement") relates to the Offer to Purchase attached as Exhibit (d)(1) to the Original Statement (the "Offer to Purchase"). Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings assigned to such terms in the Offer to Purchase.


     EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE ORIGINAL STATEMENT REMAINS UNCHANGED.


ITEM 4.  TERMS OF THE TRANSACTION

     Item 4 is hereby amended and supplemented to add the following:

     Pursuant to Rule 13e-4(f)(5) under the Exchange Act, if any Offer is terminated or withdrawn, PSE will promptly either pay the consideration offered for any tendered Shares or return such tendered Shares.


     PSE shall exercise reasonable judgment in determining whether the conditions enumerated in the section entitled "Terms of the Offer--Certain Conditions of the Offer" in the Offer to Purchase have occurred. In addition, PSE agrees that, after the Expiration Time, it will not terminate any Offer as a result of the occurrence of any such condition.


ITEM 8.  FAIRNESS OF THE TRANSACTION

     Item 8 is hereby amended and supplemented by incorporating by reference the information contained in the Notice to Shareholders, dated July 31, 1997, filed herewith as Exhibit (d)(11).

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS

     Item 17 is hereby amended and supplemented to add the following:

     (d)(11) Notice to Shareholders, dated July 31, 1997.

                                   SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              PUGET SOUND ENERGY, INC.


                              By /s/ Donald E. Gaines
                                 -----------------------------------------
                                 Donald E. Gaines
                                 Treasurer


Dated:  July 31, 1997